Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Phone: 312-917-7700

www.nuveen.com

December 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Elisabeth Bentzinger
Senior Counsel

Nuveen High Income 2023 Target Term Fund

Registration Statement on Form N-2

File Nos. 333- 227486; 811-23381

Dear Ms. Bentzinger,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen High Income 2023 Target Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on December 18, 2018 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN HIGH INCOME 2023 TARGET TERM FUND

By: /s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary